UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         _______________________________________________

                          SCHEDULE 13D

                        (Amendment No. 2)

            Under the Securities Exchange Act of 1934

                    SWITCHBOARD INCORPORATED
                         (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                           871045-10-0
                         (CUSIP Number)

                       Sumner M. Redstone
                    National Amusements, Inc.
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600

                         with a copy to:

                    Michael D. Fricklas, Esq.
                           Viacom Inc.
                          1515 Broadway
                    New York, New York 10036
                    Telephone: (212) 258-6000
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                        October 26, 2001
     (Date of Event which Requires Filing of this Statement)


    _________________________________________________________

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 871045-10-0                      Page 1 of 4 Pages

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    SUMNER M. REDSTONE
                    S.S. No.
--------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
--------------------------------------------------------------
/  / (b)
--------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------
(4)  Sources of Funds (See Instructions)             N/A
--------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------
(6)  Citizenship or Place of Organization
                  United States
--------------------------------------------------------------
Number of        (7)  Sole Voting Power
  Shares	    ------------------------------------------
Beneficially     (8)  Shared Voting Power        533,468(1)(2)
 Owned by	    -------------------------------------------
   Each          (9)  Sole Dispositive Power
Reporting	    -------------------------------------------
  Person         (10) Shared Dispositive Power   533,468(1)(2)
  With
--------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    533,468 (1)(2)
--------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                       2.8%(1)(2)
--------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                          IN
--------------------------------------------------------------




(1) Represents 533,468 shares underlying currently exercisable warrants.
(2) Pursuant to the events described in Item 4, on October 26, 2001, Viacom Inc. surrendered to the Issuer, all of its shares of Issuer's common stock, Series E Special Voting Preferred Stock and approximately 50% of the warrants exercisable for Issuer's common stock it then held in exchange for termination of certain agreements between the Issuer and Viacom.

CUSIP No.     871045-10-0                     Page 2 of 4 Pages

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    VIACOM INC.
                    I.R.S No. 04-2949533
--------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
--------------------------------------------------------------
/  / (b)
--------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
--------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
--------------------------------------------------------------
Number of        (7)  Sole Voting Power
  Shares	    ------------------------------------------
Beneficially     (8)  Shared Voting Power       533,468(1)(2)
 Owned by	    ------------------------------------------
   Each          (9)  Sole Dispositive Power
Reporting	    ------------------------------------------
  Person        (10) Shared Dispositive Power  533,468(1)(2)
  With
--------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    533,468(1)(2)
--------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                   2.8% (1)(2)
--------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
		   CO
--------------------------------------------------------------




(1) Represents 533,468 shares underlying currently exercisable warrants.
(2) Pursuant to the events described in Item 4, on October 26, 2001, Viacom Inc. surrendered to the Issuer, all of its shares of Issuer's common stock, Series E Special Voting Preferred Stock and approximately 50% of the warrants exercisable for Issuer's common stock it then held in exchange for termination of certain agreements between the Issuer and Viacom.

                                               Page 3 of 4 Pages
Item 1.   Security and Issuer.
	   ------------------

     This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission ("SEC") on May 15, 2000, as amended by Amendment No. 1 thereto filed with the SEC on August 28, 2001 (as amended, the "Schedule 13D") with respect to the Common Stock, $.01 par value per share (the "Common Shares"), of Switchboard Incorporated ("Switchboard" or the "Issuer"), a Delaware corporation, with its principal executive office located at 120 Flanders Road, Westboro, Massachusetts 01581.


Item 4.   Purpose of Transaction.
	  -----------------------

      Item 4 is hereby amended and restated in its entirety to read as follows:

   "On October 26, 2001, pursuant to the Restructuring Agreement dated August 22, 2001 (the "Restructuring Agreement"), among Viacom Inc., the Issuer and ePresence, Inc., a Massachusetts corporation (formerly known as Banyan Systems Incorporated, the Reporting Persons ceased to be the beneficial owners of more than 5% of Issuer's securities."


Item 5.   Interest in Securities of the Issuer.
	 --------------------------------------

     Item 5 is amended and restated in its entirety as follows:


     (e) Effective October 26, 2001, pursuant to the events described in Item 4 above, the Reporting Persons ceased to be the beneficial owners of more than 5% of Issuer's securities (based on, for purposes of this calculation, the number of Common Shares that were reported by the Issuer to be issued and outstanding and assuming the exercise of all the warrants held by the Reporting Persons and such underlying shares to be issued and outstanding.)"

                                             Page 4 of 4 Pages


                           Signatures


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



October 26, 2001                        /s/ Sumner M. Redstone
					----------------------
                                        Sumner M. Redstone,
                                        Individually



                                   National Amusements, Inc.

                                   By:  /s/ Sumner M. Redstone
				      ------------------------
                                        Sumner M. Redstone,
                                        Chairman and Chief
					Executive Officer


                                   NAIRI, Inc.

                                   By:  /s/ Sumner M. Redstone
					-----------------------
                                        Sumner M. Redstone,
                                        Chairman and President


                                   Viacom Inc.


                                   By:  /s/ Michael D. Fricklas
					------------------------
                                        Michael D. Fricklas
                                        Executive Vice President,
                                        General Counsel and Secretary